
10031413

ITED STATES
ND EXCHANGE COMMISSION
ington, D.C. 20549

BB 7/2

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
JUL - 1 2010

SEC FILE NUMBER
8-48554

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2009** (mm/dd/yy) AND ENDING **3/31/2010** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Money Market 1 Institutional Investment Dealer**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 Third Street, Suite 5
(No. and Street)

Sausalito (City) **California** (State) **94965** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Epstein **415-658-4600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) **Walnut Creek,** (City) **California** (Sate) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 7/2

OATH OR AFFIRMATION

I, **Lee Epstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Money Market 1 Institutional Investment Dealer**, as of **3/31/2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

State of California County of
San Francisco
Subscribed and sworn to (or affirmed)
before me on this 30th **day of** June**, 20**10**, by**
LEE EPSTEIN,
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.
Signature A P Bhatia

(Seal)

Notary Public

Signature

Chief Executive Officer
Title



A. P. BHATIA
Commission # 1849177
Notary Public - California
San Francisco County
My Comm. Expires Jun 11, 2013

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Money Market 1 Institutional Investment Dealer
March 31, 2010

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member of
Money Market 1 Institutional Investment Dealer
Sausalito, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer (a California corporation) as of March 31, 2010 and the related statement of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer at March 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 28, 2010

Money Market 1 Institutional Investment Dealer

Statement of Financial Condition

March 31, 2010

Assets		
Cash and cash equivalents	$	32,589
Receivables from brokers, dealers and clearing organizations		31,186
Due from parent company		36,857
Total Assets	$	100,632
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	30,294
Total Liabilities		30,294
Stockholder's Equity		
Common stock (no par value; 1,000,000 shares authorized; 150,000 shares issued and outstanding)		150,000
Additional paid in capital		50,000
Accumulated deficit		(129,662)
Total Stockholder's Equity		70,338
Total Liabilities and Stockholder's Equity	$	100,632

See independent auditor's report and accompanying notes.

Money Market 1 Institutional Investment Dealer

Statement of Income (Loss)

For the Year Ended March 31, 2010

Revenue	
Commissions and related fees	$ 721,447
Trading	154,886
Total Revenue	876,333
Expenses	
Management fees	856,931
Professional fees	90,951
Clearing and regulatory fees	9,207
Other operating expenses	2,944
Total Expenses	960,033
Income (loss) before income taxes	(83,700)
Tax expense	800
Net Income (Loss)	$ (84,500)

See independent auditor's report and accompanying notes.

Money Market 1 Institutional Investment Dealer

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2010

	Common Stock	Paid in Capital	Retained Earnings (Accumulated Deficit)	Stockholder's Equity
March 31, 2009	$ 150,000	$ 50,000	$ (45,162)	$ 154,838
Net income (loss)	-	-	(84,500)	(84,500)
March 31, 2010	$ 150,000	$ 50,000	$ (129,662)	$ 70,338

See independent auditor's report and accompanying notes.

Money Market 1 Institutional Investment Dealer

Statement of Cash Flows

For the Year Ended March 31, 2010

Cash Flows from Operating Activities		
Net income (loss)	$	(84,500)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Receivables from brokers, dealers and clearing organizations		67,742
Due from parent company		(26,862)
Increase (decrease) in:		
Accounts payable and accrued expenses		23,644
Net Cash Flow Provided (Used) by Operating Activities		(19,976)
Cash Flows from Investing Activities		-
Cash Flows from Financing Acitivities		-
Net Increase (Decrease) in Cash and Cash Equivalents		(19,976)
Cash and cash equivalents at beginning of period		52,565
Cash and Cash Equivalents at End of Period	$	32,589

Supplemental disclosure:		
Taxes paid	$	800

See independent auditor's report and accompanying notes.

Money Market 1 Institutional Investment Dealer

Notes to the Financial Statements

March 31, 2010

1. Organization

Money Market 1 Institutional Investment Dealer was formed as a California corporation in June 1995. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States, and it is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Aldica, Inc. (the "Parent").

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

Allowances for Doubtful Accounts
Allowances for doubtful accounts is provided when the receivables are considered past due or delinquent based on age of the accounts or how recently payments have been received. Any economic factors that affect the collection of the receivables are also taken into consideration. No allowance for doubtful accounts was provided at March 31, 2010.

Commission and Related Fees
The Company derives revenue from commissions and concessions related to the sales of money markets and short-term instruments to institutional clients. Revenue is recognized on a trade-date basis. The Company derives service revenue from acting as a dealer investing clients' funds in securities offered by specific distributors and underwriters.

Securities Transactions
Securities transactions recorded by the Company are executed and carried by an independent broker-dealer on a fully disclosed basis. The Company does not receive or hold clients' securities or funds. Transactions are recorded on a trade-date basis. The Company has a policy of reviewing, as considered necessary, the credit standing of the broker and whom it conducts business.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

3. Income Taxes

The Company files consolidated income tax returns with it Parent. The following provision for income taxes has been computed as though the Company files it income tax returns separately. The receivable for income tax benefit is recorded as an increase of the parent inter-company receivable. Deferred taxes are primarily the result of temporary differences between the cash basis of accounting for tax purposes versus accrual basis accounting for the financial statements. Deferred taxes at March 31, 2010 are not significant. The income tax provision for the year ended March 31, 2010 was as follows:

Current taxes		
State	$	800
Tax provision	$	800

4. Risk Concentration

Approximately 84% of the Company's commission revenue for the year ended March 31, 2010 was from five major investment dealers. Accounts receivable from these dealers at March 31, 2010 was $23,742.

During the fiscal year and in prior years, the Company has derived a significant proportion of their revenues from the auction rate securities market, which became significantly impaired in February 2008. The Company has developed and continues to cultivate alternative markets for clients' financial assets.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2010, the Company's net capital was $14,606 which exceeded the requirement by $9,606.

6. Related Parties

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory, and clearing fees related to its operations. The Parent pays personnel, promotional, communications, and other costs of the Company. The Company pays a management fee in consideration of these facilities and services.

During the year ended March 31, 2010, the Company paid management fees of $856,931 to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Subsequent Events

The Company has evaluated subsequent events through June 28, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Money Market 1 Institutional Investment Dealer

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2010

Net Capital		
Total stockholder's equity	$	70,338
Less: Non-allowable assets		
Cash and cash equivalents (held at broker)		1,159
Receivables from brokers, dealers and clearing organizations		17,716
Furniture and equipment, net of accumulated depreciation		36,857
Total Non-Allowable Assets		55,732
Net Capital	$	14,606
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $30,294 or $5,000 whichever is greater		5,000
Excess Net Capital	$	9,606

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of March 31, 2010

Net capital, as reported in Company's Part II of Form X-17A-5 as of March 31, 2010	$	41,495
Decrease in member's equity		(41,526)
Decrease in non-allowable assets		14,637
Net Capital per above Computation	$	14,606

Money Market 1 Institutional Investment Dealer

Schedule II

Computation for Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of
Money Market 1 Institutional Investment Dealer
Sausalito, California

In planning and performing our audit of the financial statements and supplemental schedules of Money Market 1 Institutional Investment Dealer (the Company), as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended March 31, 2010, and this report does not affect our report thereon dated June 28, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



June 28, 2010

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report

To the Member of
Money Market 1 Institutional Investment Dealer
Sausalito, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended March 31, 2010, which were agreed to by Money Market 1 Institutional Investment Dealer and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Money Market 1 Institutional Investment Dealer's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Money Market 1 Institutional Investment Dealer's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period ended March 31, 2010 noting $161 more revenue reported on Form X-17A-5;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



June 28, 2010

-7
V 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(30-REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048554 FINRA MAR
MONEY MARKET 1 INSTITUTIONAL
260 CALIFORNIA ST STE 200
SAN FRANCISCO CA 94111-4305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LEE EPSTEIN

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,178.55

B. Less payment made with SIPC-6 filed (exclude interest) (1252.00)

10/31/10
Date Paid

C. Less prior overpayment applied (∅)

D. Assessment balance due or (overpayment) 926.55

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 926.55

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 926.55

H. Overpayment carried forward $(∅)

. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

he SIPC member submitting this form and the erson by whom it is executed represent thereby hat all information contained herein is true, correct nd complete.

LEE EPSTEIN
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

ated the 31 day of MAY, 2016.

his form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form or a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1, 2009 and ending 3/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 871,420.99

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) Ø

Total deductions Ø

2d. SIPC Net Operating Revenues $ 871,420.99

2e. General Assessment @ .0025 $ 2,178.55

Money Market 1 Institutional Investment Dealer

Annual Audit Report

March 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Money Market 1 Institutional Investment Dealer

Annual Audit Report

March 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants